# FORM 4

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP**

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

OMB APPROVAL

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| OMB Number: | 3235-0287 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | 0.5 |

| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|
| **Ackart    Jennifer    C.**<br>(Last)    (First)    (Middle) | **Raymond James Financial  (RJF)** | _____ Director    _____ 10% Owner |
| | 3. IRS or Social Security Number of Reporting Person (Voluntary) | 4. Statement for Month/Year **September 3, 2002** | __X__ Officer (give title below)    _____ Other (specify<br>**Chief Accounting Officer** |
| **880 Carillon Parkway**<br>(Street) | | 5. If Amendment Date of Original (Month/Year) | 7. Individual or Joint/Group Filing (Check Applicable Line)<br>__X__ Form filed by One Reporting Person<br>____ Form filed by More than One Reporting Person |
| **St. Petersburg    FL    33716**<br>(City)    (State)    (ZIP) | | | |

**Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|
| Raymond James Financial, Inc. (RJF) | | Code | V | Amount | (A) or (D) | Price | | | |
| **RJF Common Stock** | 4/4/2002 | J1 | V | 6 | A | $ 33.800 | | | |
| **RJF Common Stock** | 7/3/2002 | J1 | V | 7 | A | $ 27.950 | | | |
| **RJF Common Stock**                      (1) | 9/3/2002 | P | | 100 | A | $ 23.320 | 2,455 | D | |
| | | | | | | | 396 | I | ESOP |
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(1) Shares acquired under Employee Stock Purchase Plan

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 4. Transaction Code (Instr. 8) | | 5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of derivative Security (Instr. 5) | 9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4) | 10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| **Employee Stock Option (Right to buy)** | | | | | | | **Current** | **1/18/2003** | **Common stock** | **600** | **$22.167** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | | **11/18/02** | **1/18/2003** | **Common stock** | **150** | **$22.167** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | | **11/18 2002-04** | **1/18/2005** | **Common stock** | **1,000** | **$20.625** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | | **11/28/04-11/28/06** | **11/28/2007** | **Common stock** | **4,000** | **$32.000** | **5,750** | **D** | |
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Explanation of Responses:

/S/ JENNIFER C. ACKART — **Signature of Reporting Person

9/3/2002 — Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
*see* Instructions 6 for procedure.